UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________________

FORM SD
Specialized Disclosure Report
_______________________________

ENERGIZER HOLDINGS, INC.
(Exact name of the registrant as specified in its charter)

Missouri	1-36837	36-4802442
(State or other jurisdiction	(Commission	(I. R. S. Employer
of incorporation or organization)	File Number)	Identification No.)

533 Maryville University Drive
St. Louis, Missouri		63141
(Address of principal executive offices)		(Zip Code)

Brian K. Hamm Executive Vice President, Chief Financial Officer (314) 985-2000
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒    Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 - Conflict Minerals Disclosure

Items 1.01 and 1.02 Conflict Minerals Disclosure, Exhibits

This Form SD of Energizer Holdings, Inc. (the “Company”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act, as amended, for the reporting period January 1, 2015 to December 31, 2015.

A copy of the Company's Conflict Minerals Report is provided as Exhibit 1.02 hereto and incorporated by reference herein and is publicly available at http://www.energizerholdings.com/company/supplier-relations/. The website and information accessible through it are not incorporated into this document.

Section 2 - Exhibits

Item 2.01 Exhibits

Exhibit No.	Description
1.01	Conflict Minerals Report of Energizer Holdings, Inc.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Energizer Holdings, Inc. (Registrant) /s/ Brian K. Hamm
By: Brian K. Hamm, Executive Vice President and Chief Financial Officer
May 31, 2016
(Date)